

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road
Boca Raton, Florida 33431

      Re: Hollywood Media Corp.
               Preliminary Proxy Statement on Schedule 14A
               Filed January 10, 2010, as revised on April 29, 2010, September 3, 2010 and
                     October 5, 2010
               File No. 001-14332

Dear Mr. Rubenstein:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: Steven W. Vazquez, Esq.
        Foley & Lardner LLP
        Via Facsimile